Filed Pursuant to Rule 433

Registration No. 333-294133

Medium-Term Notes, Series FF

$1,250,000,000 5.723% Fixed Rate Reset Subordinated Notes due May 20, 2041

Final Terms and Conditions

May 13, 2026

Issuer:	U.S. Bancorp

Note Type:	SEC Registered Subordinated Notes

Expected Ratings*:	A3 (Stable) (Moody’s) / A- (Stable) (S&P) / A- (Stable) (Fitch) / A (high) (Stable) (DBRS)

Principal Amount:	$1,250,000,000

Pricing Date:	May 13, 2026

Issue Date:	May 20, 2026 (T+5)

Maturity Date:	May 20, 2041

Reset Date:	May 20, 2036

Initial Interest Rate:	5.723% per annum payable in arrears for each semi-annual Interest Period during the initial fixed rate period from, and including, the Issue Date to, but excluding, the Reset Date.

Reset Interest Rate:	Reset Reference Rate as determined on the Reset Determination Date plus the Spread per annum payable in arrears for each semi-annual Interest Period during the reset period from, and including, the Reset Date to, but excluding, the Maturity Date.

Reset Reference Rate:	The U.S. Treasury Rate for a five-year maturity calculated in accordance with the terms and provisions set forth under “Description of Notes—Fixed Rate Reset Notes—Determination of Reset Reference Rates for Fixed Rate Reset Notes—U.S. Treasury Rate” in the Issuer’s prospectus supplement dated March 9, 2026 (the “prospectus supplement”).

Reset Determination Date:	The third business day preceding the Reset Date.

Spread:	+125 basis points

Interest Periods:	Each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier Redemption Date).

Interest Payment Dates:	May 20 and November 20 of each year, beginning on November 20, 2026 and ending on the Maturity Date.

Day Count Convention:	30/360

Business Day:	New York

Business Day Convention:	Following Unadjusted Business Day Convention

Optional Redemption:

The Issuer may redeem the notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after November 20, 2040 (six months prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Notice of any redemption will be provided at least 5 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

Benchmark Treasury:	UST 4.125% Notes due February 15, 2036

Benchmark Treasury Yield:	4.473%

Reoffer Spread:	+125 basis points

Reoffer Yield:	5.723%

Price to Public:	100.000%

Gross Spread:	0.300%

All-In Price:	99.700%

Net Proceeds to Issuer:	$1,246,250,000

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP:	91159HJZ4

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-294133), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, J.P. Morgan Securities LLC toll-free at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

The Issuer expects that delivery of the notes will be made against payment therefor on or about May 20, 2026, which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.